Exhibit 99.1

Click Holdings Limited (NASDAQ: CLIK) Reports Strong Growth in Silver Economy Segment, with 100% Increase in Service Hours and 34% Rise in CCSV Cases

Hong Kong, March 13, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), Hong Kong’s only Nasdaq-listed leader in human resources and senior care solutions, today announced robust operating growth in its silver economy and premium senior care business for the second quarter of the 2025/26 financial year (October to December 2025).

The Company recorded a 100% year-over-year increase in total service hours delivered in the silver economy segment, comparing the latest quarter from October 2025 to December 2025 to same period in 2024. Additionally, the number of Community Care Service Voucher (CCSV) cases grew by 34% over the same period. These impressive results directly align with the Company’s strategic focus on expanding premium senior services under our flagship Care U brand, including one-on-one private nursing, medical escort services, rehabilitation, and comprehensive home-based elderly care.

This momentum builds on the Company’s proactive investments in the CCSV business, significant scaling of private nursing capabilities, and development of holistic home-based elderly care offerings—core elements of Click’s integrated growth strategy in the silver economy.

“Hong Kong’s rapidly aging population—one of the most severe globally, with the proportion of residents aged 65 and over already exceeding 20% and projected to rise further—combined with the city’s world-leading per capita wealth, continues to drive strong demand for premium and reliable senior care,” said Jeffrey Chan, CEO of Click Holdings. “Our recent performance demonstrates the effectiveness of our strategy: by leveraging our AI-powered platform, expanding talent pool, and CCSV accreditation, we are delivering high-quality services that seniors and families trust. These results affirm our direction and fuel our confidence in the silver economy’s potential to deliver substantial and sustainable growth for CLIK.”

The Company remains committed to heavy ongoing investment in this high-growth segment, including talent development, technology enhancements, service infrastructure and strategic partnerships.

With these strong operating indicators, Click is well-positioned to capture increasing market share in premium senior nursing, preventive healthcare, lifestyle services, and medical referrals under our flagship brand Care U. The silver economy business is expected to become a major contributor to the Company’s long-term revenue growth and value creation.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 22,900 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200